Via Facsimile and U.S. Mail
Mail Stop 6010


November 30, 2005

Mr. Stephen L. Mueller
Vice President, Finance and Administration
Encysive Pharmaceuticals, Inc.
4848 Loop Central Drive, Suite 700
Houston, TX 77081

      Re:	Encysive Pharmaceuticals, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		File No. 000-02117

Dear Mr. Mueller:

	We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004
Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies, page 35

1. We acknowledge your revenue recognition policy as noted herein and within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross royalty revenue, namely sales returns, discounts and allowances, could be defined and improved. Please provide us with the following information in a disclosure-type format:

a).	Separately state the amount of your sales returns, discounts
and
allowance estimates at the balance sheet dates and the effect that could result from using other reasonably likely assumptions than those upon which you currently rely. For example, please provide a range of reasonably likely amounts or another type of sensitivity analysis.

b).	The factors that you consider in estimating each item that
reduces your gross royalty revenue, such as historical product returns; levels of inventory in the distribution channels;
estimated
remaining product shelf life; price changes from competitors and introductions of new or generic products.

c).	To the extent that the information you consider in b. is
quantifiable, discuss both quantitative and qualitative factors and the extent of availability and your use of information from external sources; for example, end-customer demand data compared to inventory levels. In discussing your estimate of product returns, provide additional information regarding the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.

e).	A roll-forward of each item that reduces your gross royalty
revenue for the periods presented, showing the following:

* beginning balance;
* current estimate related to sales made in current period;
* current estimate related to sales made in prior periods;
* actual returns or credits in current period related to sales made in current period;
* actual returns or credits in current period related to sales made in prior periods; and
* ending balance.

f).	Finally, please include information regarding the amount of
and
reason for fluctuations with respect to amounts that reduce your gross royalty revenue. Please address the effect that changes in your estimates had on your revenues and operations for the applicable periods.

Notes to Consolidated Financial Statements

(11) Commercialization Agreement, page F-23

2. We note that you have received, through December 31, 2004, $8.5 million in up-front license fees and $12.5 million in milestone payments pursuant to your commercialization agreement with GSK. Please provide us with additional information, in a disclosure-type format, that outlines the following for both the up-front license fees and milestone payments:

* the amount of revenue recorded for each financial statement period presented;

* your amortization methodology, including the facts that support your methodology; and

* the specific revenue recognition period.

*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange
Act
of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Amy Bruckner, Staff Accountant, at (202)
551-
3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at
(202) 551-3679.




      Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Mr. Stephen Mueller
Encysive Pharmaceuticals, Inc.
November 30, 2005
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